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                          STARBAND COMMUNICATIONS INC.
                              1760 OLD MEADOW ROAD
                             MCLEAN, VIRGINIA 22102

March 9, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC  20549

        RE: STARBAND COMMUNICATIONS INC. REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-47712)

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, StarBand Communications Inc. (the "Registrant") hereby requests the immediate withdrawal of the Registrant's Registration Statement on Form S-1, together with all exhibits thereto (Commission File No. 333-47712) (the "Registration Statement"). The Registrant initially filed the Registration Statement with the Commission on October 11, 2000.

        Based upon changed circumstances in the securities markets, the Registrant has determined at this time not to pursue the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

        Please advise the undersigned at telephone no. (703) 245-6430, fax no.
(703) 245-6433 and our counsel, Anthony J. Renzi of Clifford Chance Rogers & Wells LLP at telephone no. 202-912-5085, fax no. 202-912-6000 if the Commission will not grant such withdrawal of the Registration Statement.

                                    Very truly yours,

                                    StarBand Communications Inc.


                                    /s/ Tracey K. Friedlander
                                    -------------------------
                                    By:  Tracey K. Friedlander
                                    Title: Vice President and General Counsel

Cc:     Patrick J. O'Leary
        Securities & Exchange Commission

        Dara J. Fierro
        Nasdaq

        Anthony J. Renzi
        Clifford Chance Rogers & Wells LLP